Exhibit 99.1

Lentuo International Announces First Quarter 2013 Financial Results

BEIJING, China, June 14, 2013/PRNewswire/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Financial Highlights

•            Revenues decreased 7.4% to RMB700.5million ($112.8 million), from RMB756.8 million in the first quarter 2012.

•            Vehicles sold increased 5.5% to 3,855 vehicles, from 3,655 vehicles in the first quarter 2012.

•            Vehicles serviced increased 17.7% to 46,486 vehicles, from 39,487 vehicles in the first quarter 2012.

•            Net loss was RMB8.1 million ($1.3 million), compared to net income of RMB16.8 million in the first quarter of 2012.

“Despite significant challenges from a difficult market environment, we continued to move our business forward as our earlier decisions to focus on the high-end car market and expand outside Beijing begin to bear fruit,” commented Mr. Hetong Guo, Founder and Chairman of Lentuo. “While disappointing, our performance during the quarter did yield solid growth in the number of vehicles sold and number of vehicles serviced. I believe these results validate our expansion strategy and represent the positive direction that our business is moving. As we implement our strategy, we expect that our top and bottom line will continue to improve and become more representative of the significant progress we have made both operationally and strategically in the past year.”

“As our business gains momentum and builds to scale, we are increasingly focused on the sale of more high-end vehicles where we see enormous market potential. Our joint-venture project with Itochu Corporation received approval from the Beijing Government last month which marks an important step in the series of government approvals we must first obtain before operations can begin. This strategic partnership places Lentuo in a unique position and provides substantial financial and managerial resources to capitalize on the growing demand for premium cars in China. With the recent addition of Ms. Jennifer Chen, our previous chief financial officer, the joint-venture will certainly act as a significant growth driver for Lentuo.”

Mr. Hetong Guo concluded, “Looking forward, I believe that our position and ability to compete in this market has further improved and that we are on the cusp of seeing the full benefits of our strategy. With the additional financial resources provided by our joint venture agreement with Itochu and the strategic agreements with First Automobile Finance, we have built a solid base to support the new revenue drivers we created with our new centralized pre-owned car center, the soon to be officially opened FAW-VW flagship store, and the upcoming Audi dealership in south Beijing. We are confident that all these initiatives will enable us to deliver further growth and benefits for our shareholders.”

First Quarter 2013 Financial Performance

Revenues for the three months ended March 31, 2013 decreased by 7.4% to RMB700.5 million ($112.8 million) from RMB756.8 million in the first quarter of 2012.

Revenues from automobile sales decreased by 11.8% to RMB591.0 million ($95.2 million) during the first quarter of 2013 from RMB670.4 million during the same period in 2012. The Company sold 3,855 vehicles, a 5.5% increase from 3,655 vehicles in the first quarter of 2012. The decrease in revenues from automobile sales was primarily due to a change in the production structure of the automobile manufacturers in an effort to introduce more lower-priced models to meet rising market demand. This in turn led to lower average unit prices.

The average new vehicle unit price for the first quarter of 2013 was RMB153,299 ($24,683), a 16.4% decrease from RMB183,412 in the same period in 2012.

Revenues from repair and maintenance services in the first quarter of 2013 decreased by 2.0% to RMB73.4 million ($11.8 million) from RMB74.9 million during the same period in 2012. The Company serviced 46,486 vehicles during the three months ended March 31, 2013, a 17.7% increase from the 39,487 vehicles serviced in the first quarter of 2012. The decrease in revenues from repair and maintenance services was primarily due to the decrease in unit price of each car serviced as well as the introduction of lower priced models by the automobile manufacturers.

	Revenues (in thousands of Renminbi)		% Increase
	1Q 13	1Q 12	(Decrease)
Sales of automobiles
Beijing	482,391	552,410	(12.7)%
Outside Beijing	108,576	117,962	(8.0)%
Total	590,967	670,372	(11.8)%

Repair and maintenance services
Beijing	56,736	60,164	(5.7)%
Outside Beijing	16,671	14,741	(13.1)%
Total	73,407	74,905	(2.0)%

	Revenues (in thousands of Renminbi)		% Increase
	1Q 13	1Q 12	(Decrease)
Sales of automobiles
German Branded	392,698	434,208	(9.6)%
Japanese Branded	198,269	236,164	(16.0)%
Total	590,967	670,372	(11.8)%

Repair and maintenance services
German Branded	45,989	45,590	0.9%
Japanese Branded	27,418	29,315	(6.5)%
Total	73,407	74,905	(2.0)%

	Percent of Total Revenues
Revenue Category	1Q 13	1Q 12
Sales of automobiles	84.3%	88.6%
Automobile repair and maintenance services	10.5%	9.9%
Sales of leased automobiles	4.3%	0.9%
Other services	0.9%	0.6%
Total	100%	100%

Cost of goods sold decreased by 4.4% to RMB654.7 million ($105.4 million) in the first quarter of 2013 from RMB684.4 million in the same period of 2012 as a result of lower revenue.

Gross profit decreased by 36.6% to RMB45.9 million ($7.4 million) in the first quarter of 2013 from RMB72.4 million in the same quarter of 2012. The decrease in gross profit was mainly due to the decrease in overall gross profit margin and revenue.

Overall gross margin for the first quarter of 2013 decreased to 6.6% from 9.6% in the first quarter of 2012. Specifically, the gross margin for automobile sales decreased to 2.8% in the first quarter of 2013 from 5.5% in the same period of 2012, while the gross margin of repair and maintenance services decreased to 33.9% as compared to 46.6% for the same period in 2012. The decrease in gross margin for automobiles sales was due primarily to the introduction of lower priced models by the automobile manufacturers which yield smaller gross margins. Gross margin for repair and maintenance services declined primarily due to various promotional campaigns launched by the Company aimed at increasing customer loyalty and improving customer satisfaction, as well as inflation-driven increases in wages for repair and maintenance staff.

Selling, marketing and distribution expenses increased by 15.8% to RMB23.5 million ($3.8 million) in the first quarter of 2013 from RMB20.3 million during the same period of 2012. The increase was primarily due to additional staff at the new dealerships and wage inflation. As a percentage of revenues, selling, marketing and distribution expenses increased to 3.4% in the first quarter of 2013 from 2.7% in the first quarter of 2012.

General and administrative expenses increased by 21.7% to RMB15.7 million ($2.5 million) in the first quarter of 2013 from RMB12.9 million during the same quarter of 2012. The increase was primarily the result of the addition of staff for the new dealerships. As a percentage of revenues, general and administrative expenses increased to 2.2% in the first quarter of 2013 from 1.7% in the first quarter of 2012.

Operating income for the first quarter of 2013 was RMB6.7 million ($1.1 million), compared to operating income of RMB39.1 million for the same period in 2012.

Operating margin for the first quarter of 2013 was positive 1.0%, compared to positive 5.2% for the same quarter in 2012. The decrease in operating margin was primarily attributable to the 300 basis point decrease in overall gross margin and the 120 basis point increase in operating expenses as a percentage of revenue.

Net loss attributable to controlling interest was RMB8.1 million ($1.3 million) for the first quarter of 2013, compared to net income of RMB16.8 million for the same period in 2012.

Basic and diluted loss per ordinary share were RMB0.14 ($0.02) for the first quarter of 2013 compared to basic and diluted earnings per ordinary share of RMB0.28 for the first quarter of 2012. This translates into basic and diluted loss per ADS of RMB0.28 ($0.04) in the first quarter of 2013. Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding in the first quarter of 2013 remained unchanged from one year ago at 58,937,912.

Liquidity and Capital Resources

As of March 31, 2013, the Company had cash and cash equivalents of RMB58.1 million ($9.4million), compared to RMB318.9 million as of December 31, 2012.

Expansion Strategy Update

Construction of the new FAW-Volkswagen flagship store in Beijing has been completed and is currently going through trial-operations. The flagship store is expected to officially open during the third quarter of 2013.

Part of the FAW-VW flagship store will house Lentuo’s centralized pre-owned car center which will sell used vehicles and provide other value added services. Previously managed by individual dealerships, the pre-owned car center will consolidate and centralize the pre-owned car business activities and bring them under the management of Lentuo’s headquarters. As the Company continues its dealership expansion outside Beijing, the pre-owned car business will span across various regions enabling low-end vehicles traded-in at Lentuo’s Beijing dealerships to be sold in tier two and tier three cities in China. The pre-owned car center will officially launch at the same time as the flagship store.

The Company’s joint venture agreement with Itochu, a Fortune Global 500 company, received approval from the Beijing government in May 2013. The approval marks the most critical step in the series of government approvals the Company must first obtain before operations can begin. The joint-venture will focus on the expansion of Lentuo’s high-end car dealerships across China, starting with the new Audi 4S dealership located in southern Beijing, the construction of which was announced by the Company in November, 2012. The joint-venture will also scale up its higher margin repair and maintenance services.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on June 14, 2013 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 877-941-1427
International Dial In	+1 480-629-9664

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on June 14, 2013 through 11:59 p.m. Eastern Daylight Time on June 21, 2013. The dial-in details for the replay are:

U.S. Toll Free	+1 877-870-5176
International Dial In:	+1 858-384-5517
Passcode:	4625504

A live webcast of the conference call will be available on the investor relations section of Lentuo’s website at: http://lentuo.investorroom.com/ or alternately at http://ViaVid.net.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2108 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2013.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 11 franchise dealerships, 10 automobile showrooms, one automobile repair shop, and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jiangyu Luo
Acting CFO
Lentuo International Inc.
Email: luojiangyu@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com

Lentuo International Inc.

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended
	Mar 31, 2012	Mar 31, 2013
	RMB	RMB	US$
Revenues
Sales of automobiles	670,372	590,967	95,152
Automobile repair and maintenance services	74,905	73,407	11,819
Sales of leased automobiles	6,636	29,914	4,816
Other services	4,887	6,258	1,008
Total revenues	756,800	700,546	112,795

Cost of goods sold
Sales of automobiles	(633,581)	(574,132)	(92,441)
Automobile repair and maintenance services	(39,974)	(48,524)	(7,813)
Sales of leased automobiles	(10,611)	(31,838)	(5,126)
Other services	(265)	(156)	(25)
Total cost of goods sold	(684,431)	(654,650)	(105,405)

Gross profit	72,369	45,896	7,390

Operating expenses
Selling, marketing and distribution expenses	(20,341)	(23,545)	(3,791)
General and administrative expenses	(12,886)	(15,684)	(2,525)
Total operating expenses	(33,227)	(39,229)	(6,316)

Operating income	39,142	6,667	1,073

Interest expenses	(16,942)	(18,972)	(3,055)
Other income, net	261	3,574	575

Income before income tax expenses	22,461	(8,731)	(1,406)
Income tax expenses	(6,368)	(228)	(37)

Net income and comprehensive income	16,093	(8,959)	(1,442)
Net income and comprehensive income attributable to non-controlling interest	(673)	(908)	(146)

Net income and comprehensive income attributable to controlling interest	16,766	(8,051)	(1,296)

Earnings per ordinary share:
Basic and diluted earnings per ordinary share	0.28	(0.14)	(0.02)

Weighted average ordinary shares outstanding:
Basic and diluted	58,937,912	58,937,912	58,937,912

Lentuo International Inc.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2012	Mar 31, 2013
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	318,909	58,071	9,350
Restricted cash	437,875	317,246	51,080
Accounts receivable (net of allowance for doubtful accounts of nil as of September 30, 2012 and December 31, 2011)	41,399	27,693	4,459
Inventories, net	432,722	494,692	79,650
Leased automobiles held for sale, net	206,604	224,847	36,203
Advances to suppliers	316,067	318,055	51,210
Prepaid expenses and other current assets	35,148	53,430	8,602
Amounts due from related parties	57,830	221,483	35,661
Deferred tax assets	6,756	9,776	1,574
Total current assets	1,853,310	1,725,293	277,789

Non-current assets
Property and equipment, net	560,700	554,451	89,272
Land use rights, net	18,256	18,254	2,939
Intangible assets, net	106,058	105,414	16,973
Goodwill	73,634	73,634	11,856
Long-term prepayments	26,500	26,500	4,267
Long-term investment	11250	11,250	1,810
Deferred tax assets	9,624	9,624	1,550
Total non-current assets	806,022	799,127	128,667

Total assets	2,659,332	2,524,420	406,456

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	6,458	23,400	3,768
Bills payable	887,100	607,765	97,856
Advances from customers	49,974	43,420	6,991
Accrued expenses and other current liabilities	444,553	444,256	71,530
Amounts due to related parties			0
Unrecognized tax benefits	4,963	4,963	799
Taxes payable	54,369	53,470	8,609
Short-term loans	365,274	509,667	82,061
Total current liabilities	1,812,691	1,686,941	271,614

Non-current liabilities
Deferred tax liabilities	31,770	31,567	5,083
Total non-current liabilities	31,770	31,567	5,083

Total liabilities	1,844,461	1,718,508	276,697

Shareholders’ Equity
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of September 30, 2012 and December 31, 2011 Issued and outstanding — 58,937,912 shares as of September 30, 2012 and December 31, 2011	4	4	1
Additional paid-in capital	469,761	469,761	75,636
Retained earnings	329,147	321,096	51,699

Total equity for controlling interest	798,912	790,861	127,336
Non-controlling interest	15,959	15,051	2,423
Total shareholder’s equity	814,871	805,912	129,759

Total liabilities and stockholder’s equity	2,659,332	2,524,420	406,456